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                                 EXHIBIT 8.1.5.


MORGAN BEAUMONT PROVIDES UPDATE ON RE-CLASSIFICATION OF STOCK-BASED COMPENSATION EXPENSE
Thursay, November 17, 2005

BRADENTON, FLORIDA - NOVEMBER 17, 2005 - Morgan Beaumont, Inc. (OTC.BB: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE NetworkTM, today announced that due to a reclassification of non-employee stock-based compensation expense, the Company recently amended Forms 10Q for the quarters ending December 31, 2004, March 31, 2005 and June 30, 2005.

The Company had originally accounted for the options under Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation
- Transition and Disclosure" (SFAS No. 148). This statement amends FASB statement No. 123, "Accounting for Stock Based Compensation". Under FAS 148, the Company recognized an original fair value for the options related to cancelable contracts as approximately $408,000. SEC Staff accountants examined the Company's filings as part of the review process for the S-2 Registration Statement and, on November 11, 2005, directed the Company to EITF 96-18 Issue 3, a provision previously unknown to the Company. Under application of this provision, the Company would measure the fair value of the options on the date they vest and estimate their fair value on the reporting dates prior to vesting. This error resulted in understatements of the Company's stock based compensation expense in the quarterly reports for the reporting periods ended December 31, 2004, March 31, 2005, and June 30, 2005 of $441,417, $174,225 and $133,900,
respectively.

The adoption of EITF 96-18 had no impact on the Company's revenue, liquidity or cash flows; however, it increased its reported loss per share.

The guidance set forth in Auditing Standard No. 2 ("AS2") of the Public Company Accounting Oversight Board states that the restatement of previously issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency in, and is a strong indicator of a material weakness in internal control over financial reporting. To improve its control of the public reporting process and internal controls, the Company plans to establish a reporting review committee with participants from throughout the Company. This committee will review all publicly filed documents before they are released to more thoroughly review and ensure the accuracy, correctness and appropriateness of the filing. The Company's financial officers are increasing their level of continuing education and relying less upon the review by their auditors. The Company also intends to retain accounting specialists when it encounters areas outside its normal accounting and financial practices. These improvements in the reporting process are expected to be implemented before the Company files its 10KSB for the period ended September 30, 2005.

Cliff Wildes, CEO of Morgan Beaumont, stated, "While working diligently to make effective a Form S-2 Registration Statement, we were alerted to this accounting treatment which heretofore had not been flagged as an error, both internally and externally. We are exceedingly committed to meeting all


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SEC requirements and continue to navigate through the regulatory environment in lock step with our outside auditors."

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit

"SAFE HARBOR" STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements about the expected future prospects of our business and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.


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     Contacts:  Erik Jensen, President
                Morgan Beaumont, Inc.
                941-753-2875

                Ken Dennard, Managing Partner
                ksdennard@drg-e.com
                DRG&E / 713-529-6600

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